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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49059

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambridge International PArtners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 25th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas P. Klassen - 212-826-8294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lesser, Leff & Company LLP
(Name – *if individual, state last, first, middle name*)

675 Third Avenue, Room 1100 (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
FEB 1 2 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 04 2009
Washington, DC
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CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas P. Klassen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge International Partners Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA J. COLBY
Notary Public, State of New York
No. 43-4884740
Qualified in Richmond County
Commission Expires Feb. 2, 2011

Signature

Managing Director, Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE INTERNATIONAL PARTNERS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

CAMBRIDGE INTERNATIONAL PARTNERS INC.

INDEX

LESSER, LEFF & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

675 THIRD AVENUE
NEW YORK, N. Y. 10017
(212) 682-2180
FAX (212) 370-7827

OFFICES
WOODBURY, N.Y. - BRONXVILLE, N.Y.

Cambridge International Partners Inc.
780 Third Avenue
New York, NY 10017

Gentlemen:

We have audited the accompanying balance sheets of Cambridge International Partners Inc. as of December 31, 2008 and 2007 and the related statements of operations, retained earnings and cash flows for the years then ended. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge International Partners Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Lesser, Leff & Company LLP

January 15, 2009
New York, New York

CAMBRIDGE INTERNATIONAL PARTNERS INC.

BALANCE SHEET

DECEMBER 31, 2008 AND 2007

ASSETS

EXHIBIT "A"

	2008	2007
CURRENT ASSETS		
Cash and Cash Equivalents	$ 564,109	$ 352,765
Accounts Receivable (Net of Reserve For Bad Debts)	45,690	204,909
Prepaid Taxes	21,636	--
Total Current Assets	631,435	557,674
FIXED ASSETS - Net of Accumulated Depreciation and Amortization - Note 2	146,234	166,551
OTHER ASSETS		
Security Deposits	30,721	30,721
TOTAL ASSETS	$ 808,390	$ 754,946

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES		
Accrued Expenses	218,059	169,366
TOTAL CURRENT LIABILITIES	218,059	169,366
STOCKHOLDERS' EQUITY		
Capital Stock	20	20
Paid in Capital	126,958	126,958
Treasury Stock	(57,492)	(51,595)
Retained Earnings	520,845	510,197
Total Stockholders' Equity	590,331	585,580
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 808,390	$ 754,946

The accompanying notes are an integral part of this financial statement.

CAMBRIDGE INTERNATIONAL PARTNERS INC.

STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

EXHIBIT "C"

	2008	2007
Retained Earnings - Beginning	$ 510,197	$ 436,029
Net Income for the Year	1,215,844	574,167
Dividends Paid	(1,205,196)	(499,999)
Retained Earnings - Ending	$ 520,845	$ 510,197

The accompanying notes are an integral part of this financial statement.

CAMBRIDGE INTERNATIONAL PARTNERS INC.

PRO-FORMA COMPUTATION OF NET CAPITAL

Rule 15c3-21 of the Securities Exchange Act of 1934

(Per Statement of Financial Condition)

AS OF DECEMBER 31, 2008 AND 2007

		2008	2007
Total Shareholders' Equity		$ 590,331	$ 585,580
Less: Non-allowable Assets & Haircuts,			
Net Fixed Assets		(146,234)	(166,551)
Accounts Receivable – Clients		(45,690)	(204,909)
Security Deposit – 780 Third Avenue		(30,721)	(30,721)
Prepaid Taxes		(21,636)	--
Haircut – MM Funds	$ 417,780	(8,356)	(5,145)
Haircut – T-Bills	$ 0	--	--
Net Regulatory Capital		337,694	178,254
Current Liabilities		218,059	169,366
Long Term Debt		--	--
Aggregate Indebtedness		218,059	169,366
Minimum Net Capital required Greater of:			
Regulatory Minimum for "Other" Broker Dealers		5,000	5,000
Aggregate Indebtedness X 6.67%		14,545	11,297
Excess of Net Capital over Minimum required		$ 323,149	$ 166,957
Ratio of Aggregate Indebtedness to Net Capital		.65	.95

Independent Auditor's Statement With Respect to Computation of Net Capital Under Rule 15c3-1

As required by rule 17a(d) (4) of the SEC Rules and Regulation T, we hereby confirm that no material difference exists between the Computation of Net Capital under Rule 15c3-1 included in the audit report for the period ended December 31, 2008, and the Company's Net Capital reported in its Focus Report Part IIA for the period ended December 31, 2008.

Signed:______________________________

Dated: 1/20/09

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Controls Required by SEC Rule 17a-5

Since the activities of Cambridge International Partners Inc. are limited to the provisions of merger and acquisition advisory services only and since the company claims exemption form the provisions of Sec Rule 15c3-3 the Company's internal controls and their adequacy in relation to SEC Rule 17a5(q) have been reviewed only in the context of the limited scope of the firm's securities- related activities as described below:

I. Cambridge's Securities-related activities are strictly limited to the provision of merger and acquisition advice to sophisticated (mostly institutional) clients. While approved to conduct private placement activities, Cambridge has never provided those services and has no current intention of doing so.

II. Cambridge does not hold, take delivery of, take possession or custody of, or otherwise control or hold power of attorney over any securities or cash or any other asset for or on behalf of its clients or any other third party.

III. Cambridge does not act as agent for any third party in the sale or purchase or any security. In providing its advisory services pursuant to its engagement agreements, and otherwise, Cambridge is never empowered to authorize, or otherwise commit its clients or any other third party to, the sale or purchase of any security.

IV. Cambridge does not act as principal or agent in any securities transactions of any kind except to the extent of investing its own undistributed cash in money market accounts, treasury bills or similar short-term fixed income instruments.

Within the scope of the Company's activities as described above we believe that the Company's practices procedures and internal controls were adequate as at December 31, 2008 to meet the SEC's objectives described in Rule 17A-5

Nothing has come to our attention as of December 31, 2008, which would indicate the Company was not in compliance with the exemption from Rule 15c3-3.

Signed________________________

Dated 1/20/09

New York, New York
January 15, 2009

END

LESSER, LEFF & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS